Exhibit 99.1

ONYX ENTERPRISES INT’L, CORP.

Interim Financial Statements (unaudited)

For the nine months ended September 30, 2020 and 2019

ONYX ENTERPRISES INT’L, CORP.

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ONYX ENTERPRISES INT’L, CORP.

Unaudited Balance Sheets

As of September 30, 2020, and December 31, 2019

	September 30,	December 31,
	2020 (Unaudited)	2019 (Audited)
ASSETS
Current Assets
Cash	$36,935,367	$13,618,835
Accounts receivable	2,858,262	1,168,260
Inventory	4,670,871	3,399,376
Prepaid expenses and other current assets	2,845,260	2,703,882
Total current assets	47,309,760	20,890,353

Property & equipment, net	11,150,217	11,020,781
Intangible assets	230,252	222,483
Deferred tax assets	-	263,300
Other assets	267,707	267,707

Total assets	$58,957,936	$32,664,624

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$38,395,885	$25,213,657
Customer deposits	13,915,587	8,599,914
Accrued expenses	4,910,341	4,950,406
Preferred stocks dividend payable	41,667	41,667
Notes payable, current portion	20,956	24,627
Other current liabilities	3,732,157	2,825,552
Total current liabilities	61,016,593	41,655,823

Deferred tax liabilities	1,096,664	-
Notes payable, net of current portion	3,750	15,971

Total liabilities	62,117,007	41,671,794

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS’ DEFICIT
Preferred stock, no par value, 1,000,000 shares issued and outstanding	-	-
Common stock, no par value 418 shares authorized and 417 issued and outstanding	-	-
Additional paid up capital	5,001,000	5,001,000
Accumulated deficit	(8,160,071)	(14,008,170)
Total shareholders’ deficit	(3,159,071)	(9,007,170)

Total	$58,957,936	$32,664,624

The accompanying notes are an integral part of these unaudited financial statements

ONYX ENTERPRISES INT’L, CORP.

Unaudited Statements of Income

For the Nine Months Ended September 30, 2020 and 2019

	2020	2019
REVENUES
E-commerce revenue, net	$307,751,463	$217,749,149
COST OF GOODS SOLD	240,928,853	171,235,868
GROSS PROFIT	66,822,610	46,513,281

OPERATING EXPENSES
Advertising	25,014,794	15,584,259
Selling, general & administrative	28,883,134	25,810,128
Depreciation	5,034,672	4,242,694
Total operating expenses	58,932,600	45,637,081
Income from operations	7,890,010	876,200

OTHER EXPENSE
Interest expense	7,684	4,814
Income before income tax	7,882,326	871,386
Income tax expenses	1,659,227	215,145
NET INCOME	$6,223,099	$656,241

Net income	6,223,099	656,241
Less: Preferred stocks dividends	375,000	375,000
Income available to common shareholders	$5,848,099	$281,241
Earnings per common share
Basic and diluted earnings per share	$14,024	$674
Weighted average number of shares (basic and diluted)	417	417

The accompanying notes are an integral part of these unaudited financial statements

ONYX ENTERPRISES INT’L, CORP.

Unaudited Statements of Cash Flows

For the Nine Months Ended September 30, 2020 and 2019

	2020	2019

Cash flows from Operating Activities:
Net Income	$6,223,099	$656,241
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	5,034,672	4,242,694
Deferred income taxes	1,359,964	198,886
Changes in operating assets and liabilities:
Accounts receivable	(1,690,002)	(236,340)
Inventory	(1,271,495)	(779,594)
Prepaid expenses	(141,378)	831,096
Accounts payable	13,182,228	266,422
Customer deposits	5,315,673	(491,822)
Accrued expenses	(40,065)	(231,564)
Other current liabilities	906,605	152,741
Net cash provided by operating activities	28,879,301	4,608,760

Cash flows on Investing Activities:
Purchase of property and equipment	(17,700)	(73,720)
Purchase of intangible assets	(7,769)	(5,569)
Website and software development costs	(5,146,408)	(5,272,433)
Net cash used in investing activities	(5,171,877)	(5,351,722)

Cash flows from Financing Activities:
Principal paid on notes payable	(15,892)	(15,078)
Payments of preferred stock dividends	(375,000)	(375,000)
Net cash used in financing activities	(390,892)	(390,078)

NET CHANGE IN CASH	23,316,532	(1,133,040)
Cash, beginning of year	13,618,835	17,069,100
Cash, end of year	$36,935,367	$15,936,060

Supplemental disclosure of cash flows information:
Cash paid during the period for interest	$7,684	$4,814
Cash paid during the year for income taxes	$-	$3,200

The accompanying notes are an integral part of these unaudited financial statements.

ONYX ENTERPRISES INT’L, CORP.

Unaudited Statements of Changes in Shareholders’ Deficit

For the Nine Months Ended September 30, 2020 and 2019

	Common Stock		Preferred Stock		Additional		Total
	No Par Value		No Par Value		Paid In	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

Balance at January 1, 2019	417	$-	1,000,000	$-	$5,001,000	$(12,852,330)	$(7,851,330)

Preferred stock dividend						(375,000)	(375,000)

Net income						656,241	656,241

Balance at September 30, 2019	417	$-	1,000,000	$-	$5,001,000	$(12,571,089)	$(7,570,089)

Balance at January 1, 2020	417	-	1,000,000	-	$5,001,000	$(14,008,170)	$(9,007,170)

Preferred stock dividend						(375,000)	(375,000)

Net income						6,223,099	6,223,099

Balance at September 30, 2020	417	$-	1,000,000	$-	$5,001,000	$(8,160,071)	$(3,159,071)

The accompanying notes are an integral part of the unaudited financial statements.

ONYX ENTERPRISES INT’L, CORP.

Notes to the Unaudited Financial Statements

September 30, 2020 and 2019

Note 1 – Nature of Operations and Basis of Presentation

Onyx Enterprises Int’l, Corp. (the “Company”) is a technology driven, digital commerce company focused on creating custom infrastructure and unique user experience within niche markets. The Company was incorporated under the laws of the State of New Jersey on May 7, 2008 with a vision of creating a one-stop eCommerce destination for the automotive parts and accessories market. Management believes that the Company has since become a market leader and proven brand-builder, fueled by its commitment to delivering an engaging shopping experience; comprehensive, accurate and varied product offerings; and continued digital commerce innovation.

Through the journey of building a comprehensive and complex product portfolio with over 17 million SKUs, as well as building an end-to-end digital commerce platform, the Company has developed a platform for both digital commerce and fulfillment, relying on insights gleaned from over 14 billion data points related to vehicle parts, a virtual shipping network comprising over 2,500 locations, nearly 5,000 active brands, and machine learning algorithms for complex fitment industries such as vehicle parts and accessories.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Critical accounting estimates are estimates for which (a) the nature of the estimate is material due to the level of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (b) the impact of the estimate on financial condition or operating performance is material. The Company’s critical accounting estimates and assumptions affecting the financial statements include revenue recognition, return allowances, allowance for doubtful accounts, inventory valuation, valuation of deferred income tax assets and the capitalization and recoverability of software development costs.

Cash

The Company considers all immediately available cash and any investments with original maturities of three months or less, when acquired, to be cash equivalents.

Concentration of Credit Risk

Financial instruments that expose the Company to a concentration of credit risk principally include cash and accounts receivable balances. The Company maintains all of its cash in high credit quality financial institutions located in the United States. Amounts on deposit may at times exceed the Federal Deposit Insurance Corporation (FDIC) insurance limit. The Company has not experienced any losses in such accounts. Accordingly, management believes that its credit risk relating to cash is minimal. The Company manages accounts receivable credit risk through its policy of limiting extensions of credit to customers. Substantially all customer orders are paid by credit card at the point of sale.

Accounts Receivable

Accounts receivable balances include amounts due from customers. The Company periodically reviews its accounts receivable balances to determine whether an allowance for doubtful accounts is necessary based on an analysis of past due accounts, historical occurrences of credit losses, existing economic conditions, and other circumstances that may indicate that the realization of an account is in doubt. As of September 30, 2020 and December 31, 2019, the Company determined that an allowance for doubtful accounts was not necessary.

ONYX ENTERPRISES INT’L, CORP.

Notes to the Unaudited Financial Statements

September 30, 2020 and 2019

Note 2 – Summary of Significant Accounting Policies (continued)

Inventory

Inventories consist of purchased goods that are immediately available-for-sale and are stated at the lower of cost or net realizable value, determined using the first-in first-out method. Merchandise-in-transit directly from suppliers to customers is recorded in inventory. Risk of loss and the transfer of title from the supplier to the Company occurs at the shipping point. As of September 30, 2020 and December 31, 2019, merchandise-in-transit amounted to $4,017,505 and $2,662,933 respectively.

Website and Software Development

The Company capitalizes certain costs associated with website and software developed for internal use in accordance with Accounting Standards Codification (“ASC”) 350-50, Intangibles – Goodwill and Other – Website Development Costs and ASC 350-40, Intangibles – Goodwill and Other – Internal Use Software when both the preliminary project design and the testing stage are completed and management has authorized further funding for the project, which it deems probable of completion and to be used for the function intended. Capitalized costs include amounts directly related to website and software development such as contractors’ fees, payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use software project. Capitalization of such costs ceases when the project is substantially complete and ready for its intended use. Capitalized costs are amortized over a three-year period commencing on the date that the specific module or platform is placed in service. Costs incurred during the preliminary stages of development and ongoing maintenance costs are expensed as incurred.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Asset Class	Estimated useful lives
Video and studio equipment	5 years
Internally developed software	3 years
Computer and electronics	5 years
Vehicles	5 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of useful life or lease term

Intangible Assets

Intangible assets are stated at cost less impairment losses, if any. The Company reviews its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable. When such events occur, the Company compares the carrying amount of the asset to the undiscounted expected future cash flows related to the asset. If the comparison indicates that an impairment exists, the amount of the impairment is calculated as the difference between the excess of the carrying amount over the fair value of the asset. The Company has determined that there were no triggering events in the nine months ended September 30, 2020 and 2019, and no impairment charges were necessary. The estimated useful lives of such assets are as follows:

Estimated useful lives
Domain names	Indefinite

ONYX ENTERPRISES INT’L, CORP.

Notes to the Unaudited Financial Statements

September 30, 2020 and 2019

Note 2 – Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company recognizes revenue from product sales and associated shipping fees, net of promotional discounts and return allowances, when the following revenue recognition criteria are met: persuasive evidence of an arrangement exists; the selling price is fixed or determinable; collectability is reasonably assured; and the product is delivered to the customer. The Company estimates customer product return allowances based on historical experience and reduces product revenue, inclusive of shipping fees, by expected product returns.

Amounts received from customers prior to the delivery of products are recorded as customer deposits in the accompanying balance sheets. These advances are recognized as revenue in accordance with the Company’s policy on revenue recognition.

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). This new standard replaces all previous accounting guidance on this topic, eliminates all industry-specific guidance and provides a unified model to determine how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In doing so, companies need to use more judgment and make more estimates than under prior guidance. Judgments include identifying performance obligations in the contract, estimating the amount of consideration to include in the transaction price, and allocating the transaction price to each performance obligation.

Effective January 1, 2019 the Company elected to adopt ASU 2014-09 using the modified retrospective method which applied to all new contracts initiated on or after January 1, 2019 and all open contracts which had remaining obligations as of that date. Prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historical accounting practices under Topic 605. The adoption of ASU 2014-09 did not have a material impact on the Company’s balance sheets and financial results for the nine months ended September 30, 2019 and there was no cumulative effect to retained earnings on the date of adoption.

In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps (i) identifies contracts with customers; (ii) identifies performance obligation(s); (iii) determines the transaction price; (iv) allocates the transaction price to the performance obligation(s); and (v) recognizes revenue when (or as) the Company satisfies each performance obligation.

The Company recognizes revenue on product sales through the Company’s website as the principal in the transaction as the Company has concluded it controls the product before it is transferred to the customer. The Company controls products when it is the entity responsible for fulfilling the promise to the customer and takes responsibility for the acceptability of the goods, assumes inventory risk from shipment through the delivery date, has discretion in establishing prices, and selects the suppliers of products sold.

Sales discounts earned by customers at the time of purchase and taxes collected from customers, which are remitted to governmental authorities, are deducted from gross revenue in determining net revenue. Allowances for sales returns are estimated and recorded based on historical experience and reduce product revenue, inclusive of shipping fees, by expected product returns. Net allowances for sales returns at September 30, 2020 and December 31, 2019, were $664,886 and $495,697 respectively.

The Company also earns advertising revenues through sales of media space on its e-commerce site. Advertising revenue is recognized during the period in which the advertisements are displayed on the Company’s e-commerce site. Advertising revenue amounted to $284,189 and $189,243 for the nine months ended September 30, 2020 and 2019, respectively.

ONYX ENTERPRISES INT’L, CORP.

Notes to the Unaudited Financial Statements

September 30, 2020 and 2019

Note 2 – Summary of Significant Accounting Policies (continued)

The Company has two types of contractual liabilities: (i) amount received from customers prior to the delivery of products are recorded as customer deposits in the accompanying balance sheets and are recognized as revenue when the products are delivered and (ii) site credits, which are initially recorded in accrued expenses, are recognized as revenue in the period they are redeemed.

Cost of Goods Sold

Cost of goods sold consists of the cost of product sold to customers, plus shipping and handling costs and shipping supplies, net of vendor rebates.

Income Taxes

The Company is a C-corporation for Federal income tax purposes. Accordingly, the Company accounts for income taxes in accordance with the provisions of ASC 740 Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates for years in which those temporary differences are expected to be recovered or settled. The measurement of net deferred tax assets is reduced by the amount of any tax benefit that, based on available evidence, is not expected to be realized, and a corresponding allowance is established. The current income tax provision reflects the tax consequences of revenues and expenses currently taxable or deductible on the Company’s various income tax returns for the reporting year.

The Company files U.S. federal and State of New Jersey tax returns. The Company had no unrecognized tax benefits at September 30, 2020 and December 31, 2019.

ASC 740 also provides guidance on the accounting for uncertain tax positions recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, management concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements.

The Company’s policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There are no amounts accrued for penalties or interest as of or during the nine months ended September 30, 2020 and 2019. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

New Accounting Standards

The Company has adopted ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, in relation to ASC 740, which eliminates the current and noncurrent designations of deferred income taxes and requires that deferred tax assets and liabilities be presented in the balance sheet as a net non-current asset or liability. The adoption had no significant impact on its financial statements and related disclosures.

In February 2016, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40) (“ASU 2018-15”). The objective of this update is to align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The new standard is for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2019. The Company has adopted the standard. The adoption had no significant impact on its financial statements and related disclosures.

ONYX ENTERPRISES INT’L, CORP.

Notes to the Unaudited Financial Statements

September 30, 2020 and 2019

Note 2 – Summary of Significant Accounting Policies (continued)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which requires the recognition of a “right to use” asset and a corresponding lease liability, initially measured at the present value of the lease payments, on the balance sheet for all of the Company’s lease obligations. This ASU is effective for fiscal years beginning after December 15, 2020. The Company is currently evaluating the effect that this pronouncement will have on its financial statements and related disclosures.

See “Revenue Recognition” above for a discussion of the Company’s adoption of ASU 2014-09.

Note 3 – Liquidity Outlook

As of September 30, 2020 the Company had negative working capital (current liabilities exceed current assets) amounting to $13,706,833. The Company has operated a capital efficient, negative working capital model of operations for the last several years. The Company believes that this negative working capital operating model will continue to provide a significant source of liquidity for the Company’s long-term capital requirements. The Company’s funds from operations have been sufficient to meet all of the Company’s operating and investment requirements to date. As of September 30, 2020 and 2019, the Company had positive net income as well as positive cash flow from operations. Based on management’s projections and history of utilizing the negative working capital operating model, management believes the Company has sufficient funds to meet its targeted growth, as well as planned investments in software for the foreseeable future. Should the Company require additional capital to fund its business, it may obtain additional financing or reallocate the funds used in capital investment and operating expenditures.

Note 4 – Property and Equipment

Property and equipment consisted of the following as at:

	September 30,	December 31,
	2020	2019
Website and software development	$31,757,571	$26,611,163
Furniture and fixtures	843,576	843,576
Computers and electronics	691,840	677,943
Vehicles	471,266	467,463
Leasehold improvements	219,757	219,757
Video and equipment	176,903	176,903
Total - Gross	34,160,913	28,996,805
Less: accumulated depreciation	(23,010,696)	(17,976,024)
Total - Net	$11,150,217	$11,020,781

Property and equipment include the following amounts for assets recorded under capital leases.

	September 30,	December 31,
	2020	2019
Gross value at cost	$343,433	$343,433
Accumulated depreciation	292,633	278,087
Net	$50,800	$65,346

Depreciation of property and equipment for the nine months ended September 30, 2020 and 2019 amounted to $5,034,672 and $4,242,694 respectively.

ONYX ENTERPRISES INT’L, CORP.

Notes to the Unaudited Financial Statements

September 30, 2020 and 2019

Note 5 – Borrowings

Automobile and Equipment Leases

As of September 30, 2020 and 2019, the Company’s other borrowings consisted of automobile and equipment leases. Interest rates ranged from 4% to 12%. The principal and interest payments extend through the November 30, 2021.

Future minimum lease payments under non-cancelable capital leases as of September 30, 2020 were as follows:

Year ending Sept 30,
2021	$22,847
2022	3,808
Sub-Total	26,655
Less: Interest expenses	(1,949)
Total	$24,706

Note 6 – Shareholders’ Deficit

Authorized Capitalization

The Company is currently authorized to issue 1,000,418 shares, consisting of 418 shares of common stock with no par value and 1,000,000 shares of preferred stock with no par value. The preferred shares are currently designated as Series A Shares and have a purchase price of $5.00 per share.

Shares of Common Stock

As of September 30, 2020 and December 31, 2019, the Company had issued 417 shares of common stock having equal voting rights (one share, one vote) and are entitled to dividends if and when declared by the Board of Directors, subject to the rights and provisions of the Series A Preferred Stock.

Shares of Series A Preferred Stock

As of September 30, 2020 and December 31, 2019, the Company had issued 1,000,000 shares of Series A Preferred Stock. These shares are non-voting, bear dividends at the rate of 10% per annum, which is accrued on a daily cumulative basis, whether declared or not, and are payable monthly in arrears, the payment of which is subject to the availability of surplus earnings and sufficient cash. As of each of September 30, 2020 and December 31, 2019, the total unpaid dividends on Series A Preferred Stock amounted to $41,667.

The Company, at its option, may redeem the Series A Preferred Stock, in whole or in part, at any time at a price equal to the original issue price and unpaid accrued dividends. In the event of a liquidation, deemed liquidation event or upon occurrence of certain events of default, the holders of Series A Preferred Stock, who also own a majority of the Company’s voting rights, are entitled to receive an amount equal to (a) the sum of four times the original issue price plus (b) unpaid accrued dividends, prior to making any liquidation payments to holders of the Company’s common stock (collectively, the “Liquidation Preference”). The Liquidation Preference amount as of each of September 30, 2020 and December 31, 2019 is $20,041,667.

The Company is party to a Stockholders’ Agreement, an Investor Rights Agreement and a Security Agreement. These agreements collectively provide the holders of the Company’s Series A Preferred Stock with rights to designate two nominees to the Company’s Board of Directors, grants such holders a right of first refusal in certain future equity offerings and secures certain obligations to the holders of Series A Preferred Stock by granting a senior secured interest in all of the assets of the Company as collateral. The holders of Series A Preferred Stock must also approve certain financing and investing transactions, authorize the payment of dividends and approve certain fundamental changes to the Company’s business.

ONYX ENTERPRISES INT’L, CORP.

Notes to the Unaudited Financial Statements

September 30, 2020 and 2019

Note 6 – Shareholders’ Deficit (Continued)

As of the date of these financial statements, the holders of Series A Preferred Stock, pursuant to certain deposit accounts control agreements, have issued notices to the Company’s banks requesting the payment of the Liquidation Preference on the grounds that a deemed liquidation event has occurred. The Liquidation Preference was allegedly triggered in the last of week of March 2020 based on the volatile financial outlook presented to the Board as a result of the outbreak of COVID-19. The Company has disputed these notices and obtained a stay order from the Superior Court of New Jersey, Chancery Division, Monmouth County until it issues its final order. At this point as the litigation is still ongoing, no opinion can be offered as to the potential outcome or any potential exposure of the Company as to any monetary judgment.

Note 7 – Commitments and Contingencies

Operating Leases

The Company has several non-cancelable operating leases for facilities and vehicles that expire over the next four years. Rental expense for operating leases was $608,044 and $642,654 for the nine months ended September 30, 2020 and 2019, respectively.

Future minimum lease payments under non-cancelable operating leases as of September 30, 2020 are as follows:

Year Ending Sept 30,
2021	$1,123,290
2022	1,078,829
2023	541,784
2024	180,830
$2,924,733

Legal Matters

Onyx Enterprises Int’l, Corp. v. Regency Global Solutions Inc.

On or about August 19, 2016, the Company filed a complaint in the United States District Court for the Southern District of New York against Regency Global Solutions, Inc. alleging breach of contract; unjust enrichment; and seeking an accounting. As a result of defendant’s failure to answer the complaint, on December 1, 2016 the Company filed an order to show cause for default judgment, which was ordered on the Company’s behalf on December 14, 2016. Since the order of the default judgment, the Company has made significant efforts to locate assets upon which the Company could levy and satisfy the judgment but has not yet recovered any amounts to date. As of September 30, 2020, and December 31, 2019, the total allowance recorded against receivables of $506,409 amounted to $468,387 and $354,445, respectively.

California Air Resources Board (CARB) v. Onyx Enterprises Int’l Corp (closed case)

On September 18, 2018, the California Air Resources Board (“CARB”), first notified the Company of its allegations that between September 2015 and 2018, the Company offered for sale and/or sold products developed by third parties that were not exempted by CARB pursuant to 13 C.C.R. §§ 22220. On August 3, 2020, the Company entered into a Settlement Agreement and Release with CARB pursuant to which it did not admit fault, but agreed to pay a fine in the aggregate amount of $281,000, of which $140,500 is payable to fund a Supplemental Environmental Project entitled Installation of School Air Filtration Systems – El Centro (Imperial County). During the quarter ending September 30, 2020, the entire amount of $281,000 was paid to the respective authorities.

ONYX ENTERPRISES INT’L, CORP.

Notes to the Unaudited Financial Statements

September 30, 2020 and 2019

Note 7 – Commitments and Contingencies (Continued)

The insurance carrier has agreed to pay the full settlement amount pursuant to the Company’s advertising injury policy in lieu of seeking recompense from the manufacturers at fault. The Company has recorded $281,000 as a claim receivable as of September 30, 2020, which is reflected in prepaid expenses and other current assets on the Company’s balance sheets. The Company has also implemented a series of supplemental CARB compliance procedures with the goal of avoiding a recurrence of the situation that led to the alleged violation. The Company accrued $0 and $312,000 as of September 30, 2020 and December 31, 2019, respectively.

Environmental Protection Agency (“EPA”) v. Onyx Enterprises Int’l, Corp. d/b/a CARiD

On October 22, 2018, the U.S. Environmental Protection Agency (the “EPA”), submitted a formal information request asserting that the Company sold improper and illegal defeat devices in violation of the Clean Air Act (the “CAA”). The Company responded on December 2018. On July 16, 2020, the EPA presented the Company with a notice of violation directed to a subset of sales performance parts that the EPA alleges were sold by the Company in violation of the CAA. The EPA did not propose an aggregate fine but identified 267 transactions as being in violation of the CAA. The products in question were sold by the Company in 2018 and have since been removed from its platform. The management believe that the fine may be about $75,000 and that the final disposition of this matter will not have a material adverse effect on the Company’s balance sheets or results of operations. The Company accrued $75,000 and $0 as of September 30, 2020 and December 31, 2019, respectively.

Stockholder Litigation

The Company has been named as a defendant in Stanislav Royzenshteyn and Roman Gerashenko v. Prashant Pathak, Carey Kurtin, Ekagrata, Inc., Onyx Enterprises Canada Inc., Onyx Enterprises Int’l Corp., In Colour Capital, Inc., J. William Kurtin, has been named as a nominal defendant in Onyx Enterprises Canada Inc. v. Stanislav Royzenshteyn and Roman Gerashenko and Onyx Enterprises Int’l, Corp., and as a third-party defendant in Prashant Pathak and Carey Kurtin v. Onyx Enterprises Int’l Corp., all in the Superior Court of New Jersey, Chancery Division, Monmouth County (collectively with all other matters related to the foregoing litigation, the “Stockholder Litigation”). The initial claim, made on February 12, 2018, stemmed from disputes between Stanislav Royzenshteyn and Roman Gerashenko (together, the “Founder Stockholders”) and Onyx Enterprises Canada Inc. and its principals (collectively, the “Investor Stockholder and Principals”) arising from circumstances relating to the 2015 Series A financing in which the Investor Stockholder and Principals participated. The initial complaint has since been withdrawn and amended multiple times to both defend the initial cause of action and add new causes of action against the Investor Stockholder and Principals; meanwhile, the Investor Stockholder and Principals have sought to dismiss the claim. The court appointed Kailas Agrawal, Chief Financial Officer of the Company, as a provisional director on the board of directors to bring the board of directors to five (5) directors. The initial claims were expanded to include two orders to show cause, one regarding the Company’s termination of Roman Gerashenko as Chief Executive Officer on December 24, 2018 and the second requesting removal of Kailas Agrawal as the court appointed independent provisional director; however, the court denied both requests on January 10, 2019.

While the core dispute rests between the Founder Stockholders and the Investor Stockholder and Principals, the Investor Stockholder and Principals have made claims directly against the Company alleging that the Company has an obligation to indemnify certain individuals affiliated with the Investor Stockholders pursuant to director indemnification agreements signed by the Company and such individuals. On March 13, 2019, the Founder Shareholders requested that the court not grant such relief to the Investor Stockholders. The Company also filed an answer to the complaint together with defenses to the claims for indemnification and have denied any wrongdoing or liability by the Company. Discovery is close to being completed, but there are several pending discovery issues and matters that remain outstanding.

The former Chief Executive Officer (“CEO”) of the Company, Steven Royzenshteyn, who is a plaintiff in the Shareholder Litigation, has recently filed a motion to amend the complaint in the Shareholder Litigation to assert claims arising from the Board of Director’s acceptance of his resignation as CEO. Mr. Royzenshteyn has asserted that he did not resign but was terminated by the Board in breach of his employment agreement. His proposed complaint seeks payment of his severance and damages from the Company associated with his alleged termination. The motion to amend the complaint is still pending. The management is of the opinion that the claim is without merit and don’t expect any liability. It is not possible at this time to determine the amount, if any, of the award that may be made against the Company. Any amount awarded as a result will be recorded in the period it occurs.

ONYX ENTERPRISES INT’L, CORP.

Notes to the Unaudited Financial Statements

September 30, 2020 and 2019

Note 7 – Commitments and Contingencies (Continued)

At this point in the litigation with discovery still ongoing, no opinion can be offered at this point as to the potential outcome of the Stockholder Litigation or as to any potential exposure of the Company to any monetary judgment.

Other Matters

The Company is subject to certain legal proceedings and claims which are common to, and arise in the ordinary course of, its business. Historically, the Company has been involved in legal proceedings or has received a variety of communications alleging that certain products marketed through its e-commerce distribution platform violate a) third-party intellectual property rights, including but not limited to copyrights, designs, marks, patents and trade names, b) governmental regulation, including emission control regulations or c) defective products or employee disputes. With regard to intellectual property rights, brand and content owners and others have actively asserted their alleged intellectual property rights against many online companies, including the Company. With regard to governmental regulation, the Company receives inquiries from governmental agencies that regulate the automobile industry to monitor compliance with emissions and other standards. With regard to defective products, the Company is covered by the vendor or manufacturer’s warranty. The Company has not incurred any material losses to date with respect to these types of matters nor does management believe that the final disposition of any such pending matters will have a material adverse effect on the Company’s financial position or results of operations.

Note 8 – Employee Retirement Plan

The Company adopted a 401(k)-defined contribution plan covering all full-time employees who have completed twelve months of service. The Company may, at its sole discretion, match up to a percentage of each participating employee’s salary. The Company’s contributions vest in annual installments over five years. The Company did not make any discretionary contributions during the nine months ended September 30, 2020 and 2019.

Note 9 – Sales Tax

On September 21, 2018, the U.S. Supreme Court issued a ruling in South Dakota v. Wayfair, Inc. and overruled the Quill Corp v. North Dakota (which had established that, as a general matter, a jurisdiction may only impose sales and use tax collection obligations on sellers with a physical presence in that jurisdiction). As a result of the Wayfair ruling, many U.S. jurisdictions now require remote sellers to collect sales and use tax upon satisfying certain sales thresholds. During the year ended December 31, 2019, the Company completed an evaluation of its sales and use tax obligations in all jurisdictions that have a material impact on the Company’s operations and registered for sales tax collection in all applicable jurisdictions. In certain jurisdictions registration required the payment of taxes, interest and/or penalties. As a result of the evaluation noted above, the Company’s management believes that the final disposition of pending sales and use tax matters related to registration as a remote seller, if any, will not have a material adverse effect on the Company’s financial position or results of operations.

ONYX ENTERPRISES INT’L, CORP.

Notes to the Unaudited Financial Statements

September 30, 2020 and 2019

Note 10 – Income Tax

The income tax expenses for the nine months ended September 30, 2020 and 2019, consisted of the following:

	September 30,
	2020	2019
Current
Federal	$249,055	$-
State	50,208	16,259
Sub-total	$299,263	$16,259

Deferred
Federal	1,363,929	194,450
State	(3,965)	4,436
Sub-total	$1,359,964	$198,886
Total income tax	$1,659,227	$215,145

For the nine months ended September 30, 2020 and 2019, the effective income tax rate of 21.05% and 24.69%, respectively, differs from the federal statutory rate of 21% primarily due to the effect of state income taxes and expenses not deductible for income tax purposes.

The components of the Company’s net deferred tax (liabilities)/assets consisted of the following at:

	September 30,	December 31,
	2020	2019
Inventory capitalization	$3,351	$2,300
Allowance for doubtful accounts	99,320	107,400
Accrued expenses	81,710	138,100
Charitable contribution	5,276	5,300
Net operating loss carryforward	-	1,814,300
Accumulated depreciation	(2,492,743)	(2,330,900)
Deferred revenue	1,206,422	526,800
Net deferred tax (liabilities)/assets	$(1,096,664)	$263,300

As of September 30, 2020, the Company had $0 in federal net operating losses available to offset future taxable income.

The Company does not currently anticipate any significant increase or decrease of the total amount of unrecognized tax benefits within the next twelve months.

None of the Company’s Federal or state income tax returns are currently under examination by the Internal Revenue Service (the “IRS”) or state authorities. However, fiscal years 2017 and later remain subject to examination by the IRS and respective states.

ONYX ENTERPRISES INT’L, CORP.

Notes to the Unaudited Financial Statements

September 30, 2020 and 2019

Note 11 – Subsequent Events

Although the ongoing COVID-19 pandemic has caused an economic downturn on a global scale, disrupted global supply chains, and created significant uncertainty, volatility, and disruption across economies, due to the further adoption of online shopping preferences, it has had a positive effect on the Company’s e-commerce business operations, including a substantial increase in the Company’s net sales, profitability and cash flows from operations. The Company has largely been successful in managing its supply chain with just marginal increases in order cancellations and delivery times. The Company expects the recently observed change in its customers’ shopping behavior will continue in the future.

On September 19, 2020 the Company entered into a business combination agreement (BCA) with Legacy Acquisition Corp (“Legacy”). The proposed transaction implies an enterprise valuation of $331 million for the post-merger combined entity. Estimated cash proceeds from the transaction are expected to consist of Legacy’s $64 million of cash in trust less expenses and assuming no redemptions of outstanding warrants that were issued by Legacy.

The Company has evaluated subsequent events through November 05, 2020, which is the date that these financial statements were available to be issued and determined that no subsequent events, other than the events disclosed or reflected in these financial statements, have occurred that would require recognition or disclosure in these financial statements.